June 3, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          EV Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Response letter dated May 29, 2009
File No. 001-33024

Dear Mr. Schwall:

On behalf of EV Energy Partners, L.P. (the “Company”), we hereby submit the following response to your letter dated June 2, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2008, filed March 13, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2009, filed May 11, 2009.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 61

Impairment of Long-Lived Assets, page 62

1.
We understand from your response to prior comment 1 that you performed impairment testing as of December 31, 2008, 2007 and 2006, using the production schedule that is associated with your estimates of proved reserves and standardized measure of discounted future net cash flows.  Although you indicate that you relied upon NYMEX prices for years 2009 through 2013, you have not identified the source of your price differentials, nor have you addressed the cost structure assumed in deciding that no impairment would be recognized.  We also understand that you would prefer not to disclose to investors the extent to which you have planned for future production to be covered by your outstanding derivatives, instruments which you identify as essential to efforts at reducing commodity price risk, in support of your primary business objective mentioned on page 5.

Mr. H. Roger Schwall
June 3, 2009

Given the importance you place on stability and growth in cash distributions, the reasons for your aversion to disclosing the extent to which you have hedged the production which is scheduled and relied upon in calculating reserve information are unclear.  We generally believe that critical assumptions underlying an accounting result, as is the case with your impairment testing, are appropriate for disclosure.  We ask that you read the guidance in FRC §501, with particular attention to subparagraphs .13.b and ..14.  We believe that readers should be able to understand the extent to which your operations are exposed to changes in the market price of oil and gas.  Please also read Item 305(a)(2) and Instruction 5 to Paragraph 305(a) of Regulation S-K.  We reissue prior comment 1.

Response:         As to our estimates of expected future cash flows for impairment considerations, the assumptions for calculating expected prices were based on a review of actual historical price differentials, primarily reflective of location and quality differences, by field or area primarily using the trends and other factors reflected in the most recent twelve months of actual monthly price data at that location in relation to published forward NYMEX prices.  Future operating cost estimates, including appropriate cost escalators, were also developed based on a review of actual historical costs by field or area, primarily using trends and other factors reflected in the most recent twelve months of monthly data.

With respect to the additional disclosure of significant accounting assumptions underlying an accounting estimate, specifically with regard to impairment testing, the Company will include, in future period filings, substantially the following revised  disclosure in Management’s Discussion and Analysis, under the Company’s Critical Accounting Policies (the proposed new language is highlighted):

We assess our proved oil and natural gas properties for possible impairment whenever events or circumstances indicate that the recorded carrying value of the properties may not be recoverable.  Such events include a projection of future oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas and future inflation levels.  If the carrying amount of a property exceeds the sum of the estimated undiscounted future net cash flows, we recognize an impairment expense equal to the difference between the carrying value and the fair value of the property, which is estimated to be the expected present value of the future net cash flows from proved reserves.  Estimated future net cash flows are based on existing proved reserves, forecasted production and cost information, and management’s outlook of future commodity prices.  The underlying commodity prices used in the determination of our estimated future net cash flows are based on NYMEX forward strip prices at the end of the period, adjusted by field or area for estimated location and quality differentials, as well as other trends and factors that management believes will impact realizable prices.  Future operating cost estimates, including appropriate escalators, are also developed based on a review of actual costs by field or area. Downward revisions in estimates of reserve quantities or expectations of falling commodity prices or rising operating costs could result in a reduction in undiscounted future net cash flows and could indicate a property impairment.

Mr. H. Roger Schwall
June 3, 2009

As disclosed and reflected in our financial statements we use derivative instruments for commodity price hedging.  Such derivative instruments are carried as assets or liabilities at fair values which reflect the market risks; we do not follow cash flow hedging for such derivatives. The existing detailed disclosures of the derivative instruments for the next five years and the related current fair values provide the reader with current market risk sensitive information that may impact future cash flows as oil and natural gas market prices change.  With respect to the additional disclosures related to future changes in prices, and the percentage of the Company’s future production from estimated proved reserves, as contained in its reserve report, that is hedged by such derivative instruments, the Company will include, in future periodic filings in the appropriate sections, substantially the following disclosure:

Substantially all of our oil and gas derivative instruments hedge anticipated production through [2013].  The amounts hedged through [2013] represent, on an Mcfe basis, approximately [62%] of the production attributable to our estimated net proved reserves through [2013], as estimated in our reserve report prepared by third party engineers using prices, costs and other assumptions required by SEC rules.  Our actual production will vary from the amounts estimated in our reserve reports, perhaps materially.  Please read the disclosure under “Our estimated oil and natural gas reserve quantities and future production rates are based on many assumptions that may prove to be inaccurate.  Any material inaccuracies in these reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves” in Item 1A of [this report/our Form 10-K].

A ___% change in natural gas prices with all other factors held constant would result in an estimated $___ change in the fair value (generally correlated to our estimated future net cash flows on such instruments) of our natural gas derivative contracts, which were valued at $___ as of [ ], and a __% change in oil prices with all other factors held constant would result in a estimated $__ change in the fair value (generally correlated to our estimated future net cash flows on such instruments) of our oil hedges, which were valued at $__.as of [ ]

Mr. H. Roger Schwall
June 3, 2009

Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

2.
We note your response to prior comment 2, and we direct your attention to Regulation S-K C&DI question 118.05, which broadly defines benchmarking as “using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision.”

In this regard, we note that one of your compensation objectives is to attract and retain talented executive officers by providing total compensation levels that are competitive with executives in “comparable positions in similarly situated organizations.”  In addition, you state that you award long-term equity-based compensation “to be competitive from a total remuneration standpoint.”  Based on your response to our comment, it appears that your review of proxy statement disclosures by “peer companies” is a basis for your compensation decisions.   As such, disclose which peer companies you reviewed in 2008, your basis for determining that the companies were similarly situated, and how you determined whether your total compensation levels were competitive with these peer companies.

Response:          The Company does not believe that it engaged in benchmarking in its 2008 compensation decisions.  In 2007, the compensation committee of the Company’s general partner engaged Buck Consultants to assist in compensation decisions.  With the assistance of Buck Consultants, the Company engaged in benchmarking in its 2007 compensation decisions, which was described (including naming the peer companies) in the compensation discussion of the Company’s 2007 Form 10-K. The compensation committee did not use a consultant for 2008 compensation decisions.

In 2008, the compensation committee discussed the process it followed in 2007 to set compensation.  This discussion included that benchmarking had been used in 2007 and identified the peer companies used in 2007.  Except as described below, no effort was made to update the information used in 2007 and the 2007 information was not reproduced in the presentation to the committee in 2008.  The compensation committee determined that the 2008 performance of the executive officers was generally at the good to excellent level, and awarded bonus compensation and long-term incentive compensation consistent with the amounts it had awarded in 2007 for that level of performance.  The compensation paid by other companies in 2008 was not used as a basis or to form a framework for the 2008 salary, bonus and long term incentive compensation decisions.

Mr. H. Roger Schwall
June 3, 2009

The materials reviewed by the compensation committee for 2008 included an update prepared by management of the Company of the equity awards granted to the chief financial officers of the peer companies identified in Buck Consultant’s 2007 presentation based on available public information.  Although no comparison was made of the long-term incentive compensation awarded to the Company chief financial officer to this peer group in the compensation committee materials, it is possible that the information provided to the compensation committee could be viewed as a justification for the awards made.  While the Company believes that the inclusion of the incentive awards granted to the 2007 peer group was not material to the compensation committee’s decisions for 2008 compensation, in all future meetings with the compensation committee which includes any discussion of peer companies’ compensation practices, the Company will discuss with the committee the uses to be made of the such information and will disclose the identity of the peer companies, why they are deemed peer companies, and the specific uses made of the peer company data.  In addition, if the Company maintains its compensation at levels consistent with past years, the Company will disclose that it retained the approximate levels of compensation from prior years, that such prior year compensation was based in part on benchmarking, and the description of such benchmarking included in the Company’s 2007 annual report.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (713) 547-2081 (or by fax (713) 236-5699) and we will supply further detail as quickly as possible.

Sincerely,

/s/ Guy Young

Guy Young

cc:           Michael E. Mercer
Senior Vice President and Chief Financial Officer
EV Management, LLC